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                               September 17, 2021

       Jennifer L. Hamann
       Chief Financial Officer
       Union Pacific Corporation
       1400 Douglas Street
       Omaha, Nebraska 68179

                                                        Re: Union Pacific
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 5,
2021
                                                            File No. 001-06075

       Dear Ms. Hamann:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. We note that you generally refer to past and/or future capital expenditures. If material, please separately
quantify any climate-related capital expenditures, such as investments in new technologies.
   2. If material, disclose any anticipated reputational risks resulting from your operations that produce material
greenhouse gas emissions.
   3. If material, discuss the significant physical effects of climate change on your operations and results. This
disclosure may include the following:
                                                            quantification of
material weather-related damages to your property or operations;
                                                            the impact to your
business of decreased agricultural production capacity of your customers located
in areas affected by drought or other weather-related changes; and
                                                            any weather-related
impacts on the cost or availability of insurance.
   4. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any
material effects on your business, financial condition, and results of operations.
 Jennifer L. Hamann
Union Pacific Corporation
September 17, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner
(Office Chief) at (202) 551-3489 if you have questions.



FirstName LastNameJennifer L. Hamann                      Sincerely,
Comapany NameUnion Pacific Corporation
                                                          Division of
Corporation Finance
September 17, 2021 Page 2                                 Office of Energy &
Transportation
FirstName LastName